Sidley Austin LLP 1000 Louisiana Street Suite 5900 Houston, TX 77002 +1 713 495 4500 +1 713 495 7799 Fax AMERICA • ASIA PACIFIC • EUROPE

May 19, 2020

Confidential Submission Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form 10 for Texas Pacific Land Corporation: Confidential Submission

Ladies and Gentlemen:

On behalf of our client, Texas Pacific Land Corporation (the “Company”), a Delaware corporation and wholly owned subsidiary of Texas Pacific Land Trust (the “Trust”), we are submitting confidentially to the U.S. Securities and Exchange Commission a draft registration statement on Form 10 for the registration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, in connection with the Trust’s planned distribution of all of the outstanding shares of the Company’s common stock to the Trust’s sub-share certificate holders.

The Company has advised us that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.

Please do not hesitate to contact the undersigned at (713) 495-4522 or gvlahakos@sidley.com with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:	Robert Packer, Texas Pacific Land Corporation

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.